UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-143316-07
Ford Credit Auto Owner Trust 2009-B
(Exact name of issuing entity as specified in its charter)
c/o U.S. Bank Trust National Association
300 Delaware Avenue, 9th Floor
Wilmington, Delaware 19801
(302) 576-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A-2 2.10% Asset Backed Notes
Class A-3 2.79% Asset Backed Notes
Class A-4 4.50% Asset Backed Notes
(Title of each class of securities covered by this Form)
     Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: NONE
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date: 76
     Pursuant to the requirements of the Securities Exchange Act of 1934, Ford Credit Auto Owner Trust 2009-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2010		Ford Credit Auto Owner Trust 2009-B (Issuing entity)

	By:	Ford Motor Credit Company LLC (Servicer)

	By:	/s/ Susan J. Thomas Susan J. Thomas
Secretary